                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*




                      GOVETT STRATEGIC INVESTMENT TRUST PLC
                                (Name of Issuer)

              Common Stock, par value pound sterling 0.10 per share
                         (Title of Class of Securities)

                                    383792207
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 pages

CUSIP NO.   383792207                                     13G

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   B.A.T Industries p.l.c.

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[ ]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
    3     SEC USE ONLY




--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION


                   England

--------------------------------------------------------------------------------
      NUMBER OF            5     SOLE VOTING POWER
        SHARES
     BENEFICIALLY                         -0-
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                       ---------------------------------------------------------
                           6     SHARED VOTING POWER

                                          14,229,400

                       ---------------------------------------------------------
                           7     SOLE DISPOSITIVE POWER

                                          -0-

                       ---------------------------------------------------------
                           8     SHARED DISPOSITIVE POWER

                                          14,229,400

--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   14,229,400


--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES* [ ]

                   N.A.

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   14.5%

--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

                   HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 10 pages

CUSIP NO.   383792207                                     13G

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Allied Dunbar Assurance plc

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]

                                                                          (b)[ ]


--------------------------------------------------------------------------------
   3     SEC USE ONLY




--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION


                  England

--------------------------------------------------------------------------------
      NUMBER OF           5     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                         -0-
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
                      ----------------------------------------------------------
                          6     SHARED VOTING POWER

                                         10,878,250

                      ----------------------------------------------------------
                          7     SOLE DISPOSITIVE POWER

                                         -0-

                      ----------------------------------------------------------
                          8     SHARED DISPOSITIVE POWER

                                         10,878,250

--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  10,878,250

--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES* [ ]


                  N.A.

--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  11.1%

--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

                  IC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 10 pages
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Item 2(a) of the Statement on Schedule 13G, dated February 9, 1995, filed by
B.A.T. Industries p.l.c., Allied Dunbar Unit Trusts plc and Allied Dunbar Assurance plc is hereby amended and restated to read in its entirety as follows:


B.A.T Industries p.l.c., an English corporation ("B.A.T"), and its subsidiary Allied Dunbar Assurance plc ("Allied Dunbar"), an English corporation; Allied Dunbar and B.A.T are the beneficial owners of the Issuer's securities identified in Item 2(d) below through various subsidiaries and investment funds for which other subsidiaries of B.A.T. act as manager and investment adviser and exercise investment discretion. No such entity other than Allied Dunbar beneficially owns in excess of 5% of the class of shares in respect of which this report is being made; and B.A.T may be deemed to be the indirect beneficial owner of such securities by indirectly owning 100% of the issued and outstanding shares of the relevant subsidiaries. The filing of this statement by B.A.T shall not be construed as an admission that B.A.T is, for the purposes of Section 13(d) or 13(g) of the Act or under the laws or regulations of the United Kingdom, the beneficial owner of any securities covered by this statement.

Item 2(b) of the Statement on Schedule 13G, dated February 9, 1995, filed by B.A.T. Industries p.l.c., Allied Dunbar Unit Trusts plc and Allied Dunbar Assurance plc is hereby amended and restated to read in its entirety as follows:

         Address of Principal Business Office or, if none, Residence:

                  B.A.T. Industries p.l.c.
                  Windsor House
                  50 Victoria Street
                  London SW1H ONL
                  England

                  Allied Dunbar Assurance plc
                  Allied Dunbar Centre
                  Swindon SN1 1EL
                  England



                               Page 4 of 10 pages

                  Item 2(c) of the Statement on Schedule 13G, dated February 9, 1995, filed by B.A.T Industries p.l.c., Allied Dunbar Unit Trusts plc and Allied Dunbar Assurance plc is hereby amended and restated to read in its entirety as follows:

                  B.A.T. Industries p.l.c. - England
                  Allied Dunbar Assurance plc - England



         Item 3 of the Statement on Schedule 13G, dated February 9, 1995, filed by B.A.T Industries p.l.c., Allied Dunbar Unit Trusts plc and Allied Dunbar Assurance plc is hereby amended and restated to read in its entirety as follows:

                  This statement is filed pursuant to Rule 13d-1(b) by B.A.T, a Parent Holding Company, in accordance with Rule
                  13d-1(b)(ii)(G) and by Allied Dunbar Assurance plc, an Insurance Company (as defined in Section 3(a)(19) of the Act), incorporated under the laws of England.

                                    Ownership:

                                    (a)     Amount Beneficially Owned:

                                                     14,229,400

                                            The shares being reported were
                                            acquired by various subsidiaries of
                                            B.A.T. Industries and investment
                                            funds for which other subsidiaries
                                            act as manager and investment
                                            adviser and exercise investment
                                            discretion. No such entity other
                                            than Allied Dunbar beneficially owns
                                            in excess of 5% of the class of
                                            shares in respect of which this
                                            report is being made.

                                    (b)     Percent of Class:

                                                     14.5%

                                    (c)     Number of shares as to which person
                                            has:

                                            (i)      Sole voting power:         -0-
                                            (ii)     Shared voting power:       14,229,400
                                            (iii)    Sole disposition power:    -0-
                                            (iv)     Shared disposition power:  14,229,400

                               Page 5 of 10 pages
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Item 7 of the Statement on Schedule 13G, dated February 5, 1997, filed by B.A.T.
Industries p.l.c., Allied Dunbar Unit Trusts p.l.c. and Allied Dunbar Assurance p.l.c. is hereby amended and restated to read in its entirety as follows:

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                           See Exhibit I.

Item 10.          Certifications.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   B.A.T INDUSTRIES p.l.c.


Dated February 6, 1998             By:  /s/  Anthony Robert Holliman
                                      --------------------------------------
                                      Name:  Anthony Robert Holliman
                                      Title: Assistant Corporate Secretary



                               Page 7 of 10 pages
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                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  ALLIED DUNBAR ASSURANCE plc


Dated February 10, 1998                           By: /s/ ROBIN D. CLARK
                                                      -------------------
                                                      Name:  Robin D. Clark
                                                      Title: Director,
                                                      Threadneedle Investment
                                                      Managers Ltd. for and on
                                                      behalf of Allied Dunbar
                                                      Assurance plc

                               Page 8 of 10 pages
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                                  Exhibit Index

Exhibit           Description                                         Page Number
-------           -----------                                         -----------

   I              Identification and Classification of Subsidiaries       10


                               Page 9 of 10 pages